RBC RosBusinessConsulting

Securities and Exchange Commission
File No: 82-34864

05.0[redacted]

07025223

SUPPL

Dear Sirs,

Please find attached the following document of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'RBC TV wins CNN World Report Award for Best Business Report'.

Sincerely yours,

Natalia Makeeva
Investor Relations Director

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.
Internet: http://www.rbc.ru

File No: 82-34864

RBC RosBusinessConsulting

RBC TV wins CNN World Report Award for Best Business Report

Moscow, July 5, 2007 – RBC TV business channel, owned by OAO RBC Information Systems **(RBC, MICEX: RBCI)**, has won the international 2007 CNN World Report Award for the best business report for CNN's weekly program World Report.

The CNN World Report Awards are granted to honor the best contributions in four categories, the Best Business Report, Best Feature Report, Best Report on Medical or Environmental Issue and the Best News Report. This year's competition included 89 entries submitted by broadcasters from 55 countries worldwide, judged by a panel of CNN's professional reporters. From 9 entries shortlisted in the Best Business Report category RBC TV won the award for its *Oil Resources in Siberia* program, which makes RBC TV the only Russian winner of the CNN competition and one of the four CNN's most professional partners.

"RBC TV prepares regular reports about Russia, its economy, business and people for our foreign partners, aiming to create an objective image of Russia in the eyes of foreign viewers. We are happy that our TV channel has won the CNN award in competition with a great number of candidates. We regard the award as an acknowledgement of the high quality and professionalism of our television team," said Artyom Inutin, General Director of RBC TV.

Since its debut in 1987, CNN World Report has been providing its viewers with in-depth information about over 150 countries and regions worldwide. The program features reports prepared by more than 350 TV channels around the world, broadcasting news, which are unedited by CNN journalists.

RBC TV is Russia's only round-the-clock business news channel, covering economic and financial events in Russia and abroad and featuring relevant commentary, interviews and expert opinions of both Russian and foreign analysts, on-site broadcasts, programs dedicated to specific subjects and economic surveys for various industries, as well as data provided by international news agencies.

Investor Contact: Maria Sorokina
Phone: +7 495 363 1111 ext. 2278, E-mail: msorokina@rbc.ru
Web: www.rbcinfosystems.com

END